Exhibit 99.1

SIMILARWEB ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2024 RESULTS
Revenue growth accelerated to 15% in 2024 from 13% in 2023
First full year of positive non-GAAP operating profit and free cash flow
TEL AVIV, ISRAEL -- February 11, 2025 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its fourth quarter ended December 31, 2024. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“We finished the year with 15% revenue growth, an acceleration relative to the 13% growth in 2023. Our focus on disciplined execution has resulted in our first full year of non-GAAP operating profit and free cash flow, demonstrating that we can successfully accelerate growth while generating profit ” stated Or Offer, Co-Founder and CEO of Similarweb. “The AI revolution presents a significant opportunity for Similarweb as a leading global provider of digital data. In 2024, customers began to train LLMs with our data and we are engaging extensively with brands that are keen to leverage our unique data to understand the evolving digital world. To capitalize on the opportunity, we have decided to increase our investment in sales and R&D for 2025.” Offer concluded, “We believe we are just beginning to tap into the vast potential of our data and the addressable markets we serve.”
Fourth Quarter 2024 Financial Highlights
•Total revenue was $65.6 million, an increase of 16% compared to $56.8 million for the fourth quarter of 2023.
•GAAP operating loss was $(3.6) million or (5)% of revenue, compared to $(1.1) million or (2)% of revenue for the fourth quarter of 2023.
•GAAP net loss per share was $(0.07), compared to $(0.04) for the fourth quarter of 2023.
•Non-GAAP operating profit was $2.6 million or 4% of revenue, compared to $4.7 million or 8% of revenue for the fourth quarter of 2023.

Exhibit 99.1
•Non-GAAP basic and diluted operating profit per share was $0.03 and $0.03, respectively, compared to $0.06 and $0.06, respectively, for the fourth quarter of 2023.
•Cash and cash equivalents totalled $63.9 million as of December 31, 2024, compared to $71.7 million as of December 31, 2023.
•Net cash provided by operating activities was $3.4 million, compared to $3.7 million for the fourth quarter of 2023.
•Free cash flow was $2.7 million, compared to $3.5 million for the fourth quarter of 2023.
•Normalized free cash flow was $2.7 million, compared to $3.5 million for the fourth quarter of 2023.

Fiscal Year 2024 Financial Highlights
•Total revenue was $249.9 million, an increase of 15% compared to $218.0 million for fiscal year 2023.
•GAAP operating loss was $(9.7) million or (4)% of revenue, compared to $(28.8) million or (13)% of revenue for fiscal year 2023.
•GAAP net loss per share was $(0.14), compared to $(0.38) for fiscal year 2023.
•Non-GAAP operating profit was $15.0 million or 6% of revenue, compared to non-GAAP operating loss of $(4.8) million or (2)% of revenue for fiscal year 2023
•Non-GAAP basic and diluted operating profit per share was 0.19 and 0.17 respectively, compared to non-GAAP basic and diluted operating loss per share of $(0.06) for fiscal year 2023.
•Free cash flow was $27.4 million, compared to $(5.4) million for fiscal year 2023.
•Normalized free cash flow was $27.7 million, compared to $(4.4) million for fiscal year 2023.

Exhibit 99.1
Recent Business Highlights
•Grew number of customers to 5,534 as of December 31, 2024, an increase of 17% compared to December 31, 2023.
•Grew number of customers with ARR of $100,000 or more to 405, an increase of 11% compared to December 31, 2023.
•Customers with ARR of $100,000 or more contributed 61% of the total ARR as of December 31, 2024, increased from 57% as of December 31, 2023.
•Dollar-based net retention rate, or NRR, for customers with ARR of $100,000 or more was 112% in the fourth quarter of 2024, increased from 107% in the fourth quarter of 2023.
•Overall NRR was 101% in the fourth quarter of 2024, increased from 98% in the fourth quarter of 2023.
•49% of our overall ARR is contracted under multi-year subscriptions as of December 31, 2024, increased from 42% as of December 31, 2023.
•Remaining performance obligations, or RPO, increased 26% year-over-year, to $246.0 million as of December 31, 2024, as compared to $195.2 million as of December 31, 2023.
Financial Outlook
“The acceleration in annual growth was supported by growth in customers of all sizes and improving retention rates.” stated Jason Schwartz, Chief Financial Officer of Similarweb. “We achieved our first full year of non-GAAP operating profitability and positive free cash flow due to our continued focus on disciplined execution.” He further noted, “We continue to make significant strides towards our long-term profit and free cash flow targets.”
•FY 2025 Guidance
◦Total revenue estimated between $285.0 million and $288.0 million, representing approximately 15% growth year over year at the mid-point of the range.
◦Non-GAAP operating profit estimated between $1.0 million and $4.0 million.

Exhibit 99.1

•Q1 2025 Guidance
◦Total revenue estimated between $66.0 million and $66.5 million.
◦Non-GAAP operating loss estimated between $(1.5) million and $(1.0) million.
The Company’s first quarter and full year 2025 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss, the most directly comparable GAAP measure to non-GAAP operating loss, and similarly cannot provide a reconciliation of this measure to their closest GAAP equivalent without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.

Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, February 12, 2025. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at +1 (201) 689-7806 internationally.

About Similarweb: Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Exhibit 99.1
Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the first quarter and full year of 2025 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of Israel's war with Hamas and other terrorist organizations and hostilities with Iran or Lebanon on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on February 28, 2024, and subsequent reports that we file with the Securities and

Exhibit 99.1
Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Exhibit 99.1
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP or as a measure of liquidity. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, as applicable and indicated in the below tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2023	2024

Assets
Current assets:
Cash and cash equivalents	$71,732	$63,869
Restricted deposits	10,020	10,572
Accounts receivable, net	47,869	50,975
Deferred contract costs	11,165	11,373
Prepaid expenses and other current assets	5,599	4,567
Total current assets	146,385	141,356
Property and equipment, net	28,630	25,921
Deferred contract costs, non-current	9,845	9,895
Operating lease right-of-use assets	36,007	34,393
Goodwill and Intangible assets, net	17,652	30,846
Other non-current assets	494	500
Total assets	$239,013	$242,911
Liabilities and shareholders' equity
Current liabilities:
Borrowings under Credit Facility	$25,000	$—
Accounts payable	8,422	12,403
Payroll and benefit related liabilities	20,437	20,304
Deferred revenue	99,968	108,232
Other payables and accrued expenses	23,263	29,330
Operating lease liabilities	7,095	6,923
Total current liabilities	184,185	177,192
Deferred revenue, non-current	878	1,172
Operating lease liabilities, non-current	35,329	32,809
Other long-term liabilities	3,074	4,230
Total liabilities	223,466	215,403
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2023 and December 31, 2024, 78,653,046 and 82,620,679 shares issued as of December 31, 2023 and December 31, 2024, 78,650,878 and 82,618,511 outstanding as of December 31, 2023 and December 31, 2024, respectively;	216	227
Additional paid-in capital	367,558	391,449
Accumulated other comprehensive income	872	388
Accumulated deficit	(353,099)	(364,556)
Total shareholders' equity	15,547	27,508
Total liabilities and shareholders' equity	$239,013	$242,911

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,		Three Months Ended December 31,
	2023	2024	2023	2024

Revenue	$218,019	$249,913	$56,755	$65,587
Cost of revenue	47,090	54,814	11,859	15,331
Gross profit	170,929	195,099	44,896	50,256
Operating expenses:
Research and development	56,158	55,596	13,706	15,358
Sales and marketing	101,198	105,476	21,836	27,573
General and administrative	42,380	43,691	10,439	10,885
Total operating expenses	199,736	204,763	45,981	53,816
Loss from operations	(28,807)	(9,664)	(1,085)	(3,560)
Finance income (expenses), net	941	134	(2,085)	(1,101)
Loss before income taxes	(27,866)	(9,530)	(3,170)	(4,661)
Provision for income taxes	1,507	1,927	238	759
Net loss	$(29,373)	$(11,457)	$(3,408)	$(5,420)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.38)	$(0.14)	$(0.04)	$(0.07)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	77,752,960	80,825,695	78,443,438	82,073,002
Net loss	$(29,373)	$(11,457)	$(3,408)	$(5,420)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on cashflow hedges	1,239	(484)	1,604	273
Total other comprehensive income (loss), net of tax	1,239	(484)	1,604	273
Total comprehensive loss	$(28,134)	$(11,941)	$(1,804)	$(5,147)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Year Ended December 31,		Three months Ended December 31,
	2023	2024	2023	2024
	(In thousands)		(In thousands)
Cost of revenue	$635	$812	$153	$234
Research and development	5,782	5,511	1,479	1,330
Sales and marketing	5,196	4,273	1,145	1,172
General and administrative	6,514	7,019	1,665	1,787
Total	$18,127	$17,615	$4,442	$4,523

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Year Ended December 31,		Three Months Ended December 31,
	2023	2024	2023	2024

Cash flows from operating activities:
Net loss	$(29,373)	$(11,457)	$(3,408)	$(5,420)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	10,258	10,528	2,570	2,516
Finance expense (income)	1,646	500	(106)	711
Unrealized (gain) loss from hedging future transactions	(52)	103	(78)	62
Share-based compensation	18,127	17,615	4,442	4,523
(Gain) loss from sale of equipment	—	(12)	1	(2)
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	(1,926)	(1,078)	2,012	226
Increase in accounts receivable, net	(9,728)	(2,127)	(13,149)	(15,488)
Increase in deferred contract costs	(2,873)	(258)	(6,467)	(1,846)
Decrease in other current assets	617	612	2,204	1,366
Increase in other non-current assets	(53)	(6)	(461)	(89)
Increase (decrease) in accounts payable	1,255	3,597	(3,054)	1,313
Increase in deferred revenue	6,677	6,432	10,634	10,224
Increase in other non-current liabilities	961	528	1,116	173
Increase in other liabilities and accrued expenses	1,426	5,197	7,477	5,149
Net cash (used in) provided by operating activities	(3,038)	30,174	3,733	3,418
Cash flows from investing activities:
Purchase of property and equipment, net	(1,559)	(1,430)	(182)	(232)
Capitalized internal-use software costs	(821)	(1,304)	(33)	(511)
Increase in restricted deposits	(206)	(552)	(74)	(138)
Payment for business combinations, net of cash acquired	—	(15,414)	—	28
Net cash used in investing activities	(2,586)	(18,700)	(289)	(853)
Cash flows from financing activities:
Proceeds from exercise of stock options	2,296	4,677	171	953
Proceeds from employee share purchase plan	1,259	1,486	599	931
Repayment of Credit Facility	—	(25,000)	—	—
Payments of contingent consideration, net	(2,363)	—	—	—
Net cash provided by (used in) financing activities	1,192	(18,837)	770	1,884
Effect of exchange rates on cash and cash equivalents	(1,646)	(500)	106	(711)
Net (decrease) increase in cash and cash equivalents	(6,078)	(7,863)	4,320	3,738
Cash and cash equivalents, beginning of period	77,810	71,732	67,412	60,131
Cash and cash equivalents, end of period	$71,732	$63,869	$71,732	$63,869

Exhibit 99.1

Supplemental disclosure of cash flow information:
Interest received, net	$(203)	$(1,225)	$(114)	$(291)
Taxes paid	$1,883	$1,168	$26	$303
Supplemental disclosure of non-cash financing activities:
Additions to operating lease right-of-use assets and liabilities	$2,597	$6,064	$1,549	$1,611
Share-based compensation included in capitalized internal-use software	$37	$104	$1	$42
Deferred proceeds from exercise of share options included in other current assets	$11	$29	$(43)	$29
Deferred costs of property and equipment incurred during the period included in accounts payable	$139	$227	$76	$227
Deferred payments in relation to business combinations held in escrow	$1,269	$—	$—	$—

Schedule A: Business combinations
Working capital (deficit), net (excluding cash and cash equivalents)	—	(217)
Property, plant and equipment	—	18
Goodwill and other intangible assets	—	4,524
Deferred taxes, net	—	(152)
	$—	$4,173
Less non-cash:
Deferred cash payments	$—	$(340)
Total	$—	$3,833

Schedule B: Business combinations
Working capital (deficit), net (excluding cash and cash equivalents)	—	(1,474)
Goodwill and other intangible assets	—	13,531
Deferred taxes, net	—	(476)
	$—	$11,581

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Year Ended December 31,		Three months Ended December 31,
	2023	2024	2023	2024
	(In thousands)		(In thousands)
GAAP gross profit	$170,929	$195,099	$44,896	$50,256
Add:
Share-based compensation expenses	635	812	153	234
Retention payments related to business combinations	306	65	—	21
Amortization of intangible assets related to business combinations	4,641	4,191	1,137	815
Non-GAAP gross profit	$176,511	$200,167	$46,186	$51,326
Non-GAAP gross margin	81%	80%	81%	78%

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating (loss) profit

	Year Ended December 31,		Three months Ended December 31,
	2023	2024	2023	2024
	(In thousands)		(In thousands)
Loss from operations	$(28,807)	$(9,664)	$(1,085)	$(3,560)
Add:
Share-based compensation expenses	18,127	17,615	4,442	4,523
Retention payments related to business combinations	1,072	1,886	221	539
Amortization of intangible assets related to business combinations	4,776	4,862	1,171	1,067
Non-recurring expenses related to termination of lease agreement and others	17	—	—	—
Secondary offering costs	—	350	—	—
Non-GAAP operating (loss) profit	$(4,815)	$15,049	$4,749	$2,569
Non-GAAP operating margin	(2)%	6%	8%	4%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Year Ended December 31,		Three months Ended December 31,
	2023	2024	2023	2024
	(In thousands)		(In thousands)
GAAP research and development	$56,158	$55,596	$13,706	$15,358
Less:
Share-based compensation expenses	5,782	5,511	1,479	1,330
Retention payments related to business combinations	—	38	—	11
Non-GAAP research and development	$50,376	$50,047	$12,227	$14,017
Non-GAAP research and development margin	23%	20%	22%	21%

GAAP sales and marketing	$101,198	$105,476	$21,836	$27,573
Less:
Share-based compensation expenses	5,196	4,273	1,145	1,172
Retention payments related to business combinations	766	1,783	221	507
Amortization of intangible assets related to business combinations	135	671	34	252
Non-recurring expenses related to termination of lease agreement and others	17	—	—	—
Non-GAAP sales and marketing	$95,084	$98,749	$20,436	$25,642
Non-GAAP sales and marketing margin	44%	40%	36%	39%

GAAP general and administrative	$42,380	$43,691	$10,439	$10,885
Less:
Share-based compensation expenses	6,514	7,019	1,665	1,787
Secondary offering costs	—	350	—	—
Non-GAAP general and administrative	$35,866	$36,322	$8,774	$9,098
Non-GAAP general and administrative margin	16%	15%	15%	14%

Exhibit 99.1
Reconciliation of Net cash (used in) provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Year Ended December 31,		Three months Ended December 31,
	2023	2024	2023	2024
	(In thousands)		(In thousands)
Net cash (used in) provided by operating activities	$(3,038)	$30,174	$3,733	$3,418
Purchases of property and equipment, net	(1,559)	(1,430)	(182)	(232)
Capitalized internal use software costs	(821)	(1,304)	(33)	(511)
Free cash flow	$(5,418)	$27,440	$3,518	$2,675

Purchases of property and equipment related to the new headquarters	1,156	—	29	—
Payments received from escrow in relation to contingent consideration	(380)	—	—	—
Deferred payments in relation to business combinations	260	265	—	—
Normalized free cash flow	$(4,382)	$27,705	$3,547	$2,675